Exhibit 21.1

List of Subsidiaries of the Registrant

Name	Subsidiaries	Place of Incorporation
Hexindai Hong Kong Limited	100%	Hong Kong
Beijing Hexin Yongheng Technology Development Co., Ltd	100%	People’s Republic of China
Hexin E-Commerce Co., Ltd	VIE	People’s Republic of China
Xizang Qinhe E-Commerce Technology Co. Ltd	Subsidiary of VIE	People’s Republic of China